Exhibit 99.1

Veren Confirms Quarterly Dividend

CALGARY, AB, Feb. 27, 2025 /CNW/ - Veren Inc. ("Veren", or the "Company") (TSX: VRN) (NYSE: VRN) announces its Board of Directors has approved and declared a quarterly cash base dividend of $0.115 per share. The base dividend is payable on April 1, 2025 to shareholders of record on March 15, 2025.

These dividends are designated as "eligible dividends" for Canadian income tax purposes.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB │T2P 1G1

www.vrn.com

Veren shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol VRN.

View original content:https://www.prnewswire.com/news-releases/veren-confirms-quarterly-dividend-302386465.html

SOURCE Veren Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2025/27/c3467.html

%CIK: 0001545851

CO: Veren Inc.

CNW 06:25e 27-FEB-25